                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 77

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   38141G 10 4
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 200 West Street
                            New York, New York 10282
                            Telephone: (212) 902-1000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                January 27, 2011
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

CUSIP NO. 38141G 10 4                            13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS:

     Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     As to a group consisting solely of Covered Persons(1)
     (a) [X]

     As to a group consisting of persons other than Covered Persons
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER:

                    0
               -----------------------------------------------------------------
               8. SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)

                    21,976,966 Voting Shares(2) held by Covered Persons
  NUMBER OF         7,892 Shared Ownership Shares held by Covered Persons(3)
   SHARES           31,638,373 Sixty Day Shares held by Covered Persons(4)
BENEFICIALLY        2,821,840 Other Shares held by Covered Persons (5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER (See Item 6)
  REPORTING
   PERSON           As to Voting Shares, less than 1%
    WITH            As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER (See Item 6):

                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,445,071
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.19%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts
--------------------------------------------------------------------------------

----------
(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 416,630 shares of Common Stock held by 23 private charitable foundations established by 22 Covered Persons; (ii) 2,403,767 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 1,443 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Paul R. Aaron
Peter C. Aberg
Charles F. Adams
Nick S. Advani                          UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Sanggyun Ahn                           Korea
Yusuf A. Aliredha                     Bahrain
Philippe J. Altuzarra                 France
William D. Anderson, Jr.
Dalinc Aribumu                       UK/Turkey
Philip S. Armstrong                     UK
John A. Ashdown                         UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Gareth W. Bater                         UK
Jonathan A. Beinner
Tracey E. Benford
Milton R. Berlinski               The Netherlands
Philip R. Berlinski                 Belgium/USA
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Robert A. Berry                         UK
Elizabeth E. Beshel
Avanish R. Bhavsar
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                     Germany
Vivek Bohra
Oliver R. Bolitho                       UK
Stefan R. Bollinger                 Switzerland
Johannes M. Boomaars              The Netherlands
Robert D. Boroujerdi
Alison L. Bott                          UK
Patrick T. Boyle                        UK
Sally A. Boyle                          UK
Christoph M. Brand                    Germany
Stephen Branton-Speak                   UK
Anne F. Brennan

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Jason M. Brown                          UK
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jason G. Cahilly
Jin Yong Cai                      China/Hong Kong
Richard M. Campbell-Breeden             UK
Philippe L. Camu                      Belgium
Gerald J. Cardinale
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Donald J. Casturo
Lik Shuen David Chan                 Hong Kong
Chia-Lin Chang                        Taiwan
Sonjoy Chatterjee                      India
R. Martin Chavez
Martin Cher                          Singapore
Andrew A. Chisholm                    Canada
Steven N. Cho
David Chou                              UK
Thalia Chryssikou                     Greece
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                      South Africa
Denis P. Coleman III
Laura C. Conigliaro
William J. Conley, Jr.
Thomas G. Connolly                  Ireland/USA
Kevin P. Connors                      Ireland
Linnea K. Conrad
Karen R. Cook                           UK
Edith W. Cooper
Kenneth W. Coquillette
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Cyril Cottu                           France
Frank L. Coulson, Jr.
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Matthew H. Cyzer                        UK
Michael D. Daffey                    Australia
John S. Daly                          Ireland
Stephen D. Daniel                     Canada
Diego De Giorgi                        Italy
Michael G. De Lathauwer               Belgium
Francois-Xavier de Mallmann     France/Switzerland
Daniel L. Dees
Mark F. Dehnert
Massimo Della Ragione                  Italy
Martin R. Devenish                      UK
Alexander C. Dibelius                 Germany
Joseph P. DiSabato
Michele I. Docharty
Albert F. Dombrowski
Katinka I. Domotorffy
Thomas M. Dowling
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                        France
Glenn P. Earle                          UK
Kenneth M. Eberts III
Edward K. Eisler                      Austria
David P. Eisman
Jason H. Ekaireb                        UK
Charalampos Eliades                   Greece
Kathleen G. Elsesser
Peter C. Enns                         Canada
L. Brooks Entwistle
Christopher H. Eoyang
James P. Esposito
Michael P. Esposito
J. Michael Evans                      Canada
Carl Faker                        France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Steven M. Feldman
Gregg J. Felton
Benjamin W. Ferguson
Luca D. Ferrari                      Italy/USA
Wolfgang Fink                         Germany
Samuel W. Finkelstein
Elisabeth Fontenelli
Silverio Foresi                        Italy
Edward C. Forst
Colleen A. Foster
Orit Freedman                         Israel

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Matthew T. Fremont-Smith
Christopher G. French                   UK
Richard A. Friedman
Enrico S. Gaglioti
Timur F. Galen
Sean J. Gallagher
Ramani Ganesh                          India
Gonzalo R. Garcia                      Chile
James R. Garman                         UK
Kevin S. Gasvoda
Robert R. Gheewalla
Matthew R. Gibson
Gary T. Giglio
Michelle Gill
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde                    Ireland/
                                   South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Paul Graves                             UK
Michael J. Graziano
Stefan Green                         Australia
David J. Greenwald
Michael J. Grimaldi
Peter Gross
Celeste A. Guth
Jonathan J. Hall                        UK
Dylan S. Halterlein
Elizabeth M. Hammack
Rumiko Hasegawa                        Japan
Jan Hatzius                           Germany
Keith L. Hayes                          UK
David B. Heller
Bruce A. Heyman
Stephen P. Hickey
Martin Hintze                         Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                         UK
Margaret J. Holen
Dane E. Holmes
Philip Holzer                         Germany
Ning Hong                              China
Shin Horie                             Japan
James P. Houghton                       UK
Paul J. Huchro

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Ming Yunn Stephanie Hui            UK/Hong Kong
Alastair J. Hunt                      UK/USA
Edith A. Hunt
Hidehiro Imatsu                        Japan
Timothy J. Ingrassia
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones                       Ireland
Eric S. Jordan
Pierre-Emmanuel Y. Juillard           France
Andrew J. Kaiser
Vijay M. Karnani                       India
James C. Katzman
Alan S. Kava
Dimitrios Kavvathas                   Greece
Kevin W. Kennedy
Christopher Keogh
Richard A. Kimball, Jr.
Peter Kimpel                          Germany
Robert C. King, Jr.
Timothy M. Kingston
Hideki Kinuhata                        Japan
Shigeki Kiritani                       Japan
Michael E. Koester
Lee Guan Kelvin Koh                  Singapore
J. Christopher A. Kojima              Canada
Adam M. Korn
David J. Kostin
Jorg H. Kukies                        Germany
Eric S. Lane
Michiel P. Lap                    The Netherlands
Andre Laport Ribeiro                  Brazil
John J. Lauto
Brian J. Lee
George C. Lee
Gregory D. Lee                       Australia
Ronald Lee
Geoffery Y.A. Lee                    Malaysia
David A. Lehman
Tim Leissner                      Brazil/Germany
Todd W. Leland
Laurent Lellouche                     France
Gregg R. Lemkau
Deborah R. Leone
Eugene H. Leouzon                     France
Hughes B. Lepic                       France
Wayne M. Leslie                         UK
Wai Man Kaven Leung                  Hong Kong
John R. Levene                          UK

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Allan S. Levine
Brian T. Levine
Jack Levy
Gwen R. Libstag
Leland Lim
Ryan D. Limaye
Anthony W. Ling                         UK
Hao Cheng Liu
Lindsay P. LoBue
Victor M. Lopez-Balboa
Antigone Loudiadis                   Greece/UK
David B. Ludwig
Peter J. Lyon
Mark G. Machin                          UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                            UK
Raghav Maliah                          India
Matthew F. Mallgrave
Charles G. R. Manby                     UK
David M. Marcinek
Alain Marcus
Serge Marquie                         France
Alison J. Mass
Robert A. Mass
Blake W. Mather
Kathy M. Matsui
George N. Mattson
Alastair J.C. Maxwell                   UK
John J. McCabe
Matthew B. McClure                      UK
Patrick S. McClymont
Dermot W. McDonogh                    Ireland
Stephen J. McGuinness
John J. McGuire, Jr.
John W. McMahon
James A. McNamara
Richard P. McNeil                     Jamaica
Robert A. McTamaney
Sanjeev K. Mehra
Avinash Mehrotra
Jonathan M. Meltzer
Bruce H. Mendelsohn
Julian R. Metherell                     UK
Michael J. Millette
Milton R. Millman III
Christopher Milner                      UK
Christina P. Minnis
Peeyush Misra                          India

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Bryan P. Mix
Masanori Mochida                       Japan
Timothy H. Moe
Atosa Moini                            Iran
William C. Montgomery
Ricardo Mora
J. Ronald Morgan III
Simon P. Morris                         UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                UK
Donald R. Mullen
Takashi Murata                         Japan
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann                    Germany/USA
Kenichi Nagasu                         Japan
Ezra Nahum                          France/USA
Jeffrey P. Nedelman
Anthony Noto
Gavin G. O'Connor
L. Peter O'Hagan                    Canada/USA
Brett A. Olsher                       UK/USA
Terence J. O'Neill                      UK
Timothy J. O'Neill
Peter C. Oppenheimer                    UK
Nigel M. O'Sullivan                     UK
Todd G. Owens
Fumiko Ozawa                           Japan
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos         Greece
James R. Paradise                       UK
Sheila H. Patel
Nirubhan Pathmanabhan                   UK
Jonathan Mark Penkin              UK/South Africa
David B. Philip
Stephen R. Pierce
Michelle H. Pinggera                    UK
Dhruv Piplani                          India
Kenneth A. Pontarelli
Ellen R. Porges
Dina Powell
Richard H. Powers
Gilberto Pozzi                         Italy
Lora J. Price
Kevin A. Quinn
Jean Raby                             Canada
Lorin P. Radtke

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
John J. Rafter                        Ireland
Sumit Rajpal                           India
Dioscoro-Roy I. Ramos               Philippines
Richard N. Ramsden                      UK
Charlotte P. Ransom                     UK
Krishna S. Rao                         India
Buckley T. Ratchford
Sara E. Recktenwald
Jeffrey A. Resnick
James H. Reynolds                     France
Michael J. Richman
Stuart Riley                            UK
Michael Rimland
Luigi G. Rizzo                         Italy
Karl J. Robijns                       Belgium
John F. W. Rogers
Scott A. Romanoff
Peter C. Russell
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan                        Australia
Katsunori Sago                         Japan
Ankur A. Sahu                          India
Guy E. Saidenberg                     France
Pablo J. Salame                       Ecuador
Julian Salisbury                        UK
Luke A. Sarsfield III
Muneer A. Satter
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Jeffrey W. Schroeder
Harvey M. Schwartz
Paul D. Scialla
Peter E. Scialla
Stephen B. Scobie                       UK
Steven M. Scopellite
John A. Sebastian
Peter A. Seccia
Peter D. Selman                         UK
John C. Shaffer
Rebecca M. Shaghalian
Devesh P. Shah                         India
Konstantin A. Shakhnovich           Russia/USA
Lisa M. Shalett
Daniel M. Shefter
David G. Shell

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Heather K. Shemilt                    Canada
Magid N. Shenouda                       UK
Michael S. Sherwood                     UK
Suhail A. Sikhtian
Gavin Simms                             UK
Michael L. Simpson
Edward M. Siskind
Marshall Smith
Sarah E. Smith                          UK
David M. Solomon
Mark R. Sorrell                         UK
Theodore T. Sotir
Christoph W. Stanger                  Austria
Esta E. Stecher
Laurence Stein                   South Africa/USA
John D. Storey                       Australia
Patrick M. Street                       UK
Steven H. Strongin
Ram K. Sundaram                        India
J. Richard Suth
Robert J. Sweeney
Michael J. Swenson
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Jasper Tans                       The Netherlands
Patrick Tassin de Nonneville          France
Megan M. Taylor
Teresa Teague
Roland W. Tegeder                     Germany
Thomas D. Teles
Pawan Tewari
Klaus B. Toft                         Denmark
Daisuke Toki                           Japan
Jeffrey M. Tomasi
Massimo Tononi                         Italy
David G. Torrible                    Canada/UK
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                         Japan
Richard J. Tufft                        UK
Greg A. Tusar
Eiji Ueda                              Japan
Toshihiko Umetani                      Japan
Kaysie P. Uniacke
Lucas van Praag                         UK
Jonathan R. Vanica
Ashok Varadhan
John J. Vaske

                                ITEM 6 CITIZENSHIP
                                  (UNITED STATES
ITEM 1                           UNLESS OTHERWISE
NAMES OF REPORTING PERSONS          INDICATED)
--------------------------      ------------------
Andrea Vella                           Italy
Philip J. Venables                      UK
Simone Verri                           Italy
Jeffrey L. Verschleiser
Robin A. Vince                          UK
David A. Viniar
Andrea A. Vittorelli                   Italy
Alejandro Vollbrechthausen            Mexico
David H. Voon                      Hong Kong/USA
Daniel Wainstein                      Brazil
John E. Waldron
Paul Walker
Kevin A. Walker                         UK
Robert P. Wall
Theodore T. Wang                       China
Alasdair J. Warren                      UK
John S. Weinberg
Martin M. Werner                      Mexico
Matthew Westerman                       UK
Elisha Wiesel
C. Howard Wietschner
David D. Wildermuth
Susan A. Willetts
John S. Willian
Andrew F. Wilson                    New Zealand
Dominic A. Wilson                       UK
Steve Windsor                           UK
Michael K. Wise
Samuel J. Wisnia                      France
Martin Wiwen-Nilsson                  Sweden
Andrew E. Wolff
Jon A. Woodruff
Kent J. Wosepka
Neil J. Wright                          UK
Denise A. Wyllie                        UK
Chang-Po Yang                          China
Shinichi Yokote                        Japan
W. Thomas York, Jr.
Wassim G. Younan                    Lebanon/UK
Paul M. Young
Paolo Zannoni                          Italy
Yoel Zaoui                            France
Xing Zhang                             China
Xudong Zhang                           China
Han Song Zhu                           China

REPORTING ENTITIES

ITEM 1                                                     ITEM 6               NAME OF ESTABLISHING
NAME OF ENTITY                     TYPE OF ENTITY   PLACE OF ORGANIZATION          COVERED PERSON
--------------                     --------------   ---------------------   ---------------------------
Anahue Limited                       Corporation            Jersey              Andrew A. Chisholm
Campbell-Breeden 2004 Settlement        Trust                 UK            Richard M. Campbell-Breeden
Devenish 2004 Settlement                Trust                 UK                Martin R. Devenish
Drayton 2004 Settlement                 Trust                 UK                   Karen R. Cook
French 2004 Settlement                  Trust                 UK               Christopher G. French
Ling 2004 Settlement                    Trust                 UK                  Anthony W. Ling
Manby 2004 Settlement                   Trust                 UK                Charles G.R. Manby
O'Neill 2004 Trust                      Trust                 UK                Terence J. O'Neill
Ransom 2004 Settlement                  Trust                 UK                Charlotte P. Ransom
RJG Holding Company                  Corporation        Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement                Trust                 UK                Michael S. Sherwood
Westerman 2004 Settlement               Trust                 UK                 Matthew Westerman
Zurrah Limited                       Corporation            Jersey                  Yoel Zaoui

          This Amendment No. 77 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 77 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

          This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. IDENTITY AND BACKGROUND

          (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

          Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in
Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

          Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

          (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

          The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

          Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

          (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

          (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding January 27, 2011.

          (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

          The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

          The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

          Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

          For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

          Each of Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar (each an "Executive") has executed a letter agreement with GS Inc. in which the Executive agreed that, with certain exceptions, until the earlier of October 1, 2011 and the date of redemption of all of GS Inc.'s 10% Cumulative Perpetual Preferred Stock, Series G, (i) the Executive will continue to satisfy the Special Transfer Restrictions; and (ii) the Executive, his spouse and any estate planning vehicles will not dispose of more than 10% of the aggregate number of shares of Common Stock they beneficially owned on September 28, 2008. The form of letter agreement is filed as an Exhibit to this Schedule, and the foregoing summary of the letter agreements is qualified in its entirety by reference thereto.

WAIVERS

          The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 5,753,680 shares of Common Stock are subject to the Transfer Restrictions as of January 27, 2011.

          In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.


                                       -11

          In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

          Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

          The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

          The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

          Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

          The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

          Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

          Certain Covered Persons have pledged in the aggregate 561,070 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

          In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

          Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                 Description
-------                                 -----------
A.        Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

C. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

D.        Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

E.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

F.        Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

G.        Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

H.        Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

I.        Amended and Restated Shareholders' Agreement, effective as of January
          22, 2010 (incorporated by reference to Exhibit 10.6 to GS Inc.'s
          Annual Report on Form 10-K for the fiscal year ended December 31, 2009
          (File No. 001-14965)).

J.        Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and GS Inc. (incorporated by reference to Exhibit O to
          Amendment No. 71 to the Initial Schedule 13D, filed October 1, 2008
          (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                                   CONVICTIONS OR         BENEFICIAL
                                                                                   VIOLATIONS OF       OWNERSHIP OF THE
                                                                                  FEDERAL OR STATE   COMMON STOCK OF THE
                                                                                  LAWS WITHIN THE       GOLDMAN SACHS
NAME                    CITIZENSHIP     BUSINESS ADDRESS     PRESENT EMPLOYMENT   LAST FIVE YEARS        GROUP, INC.
----                    -----------   -------------------   -------------------   ----------------   -------------------
Steven M. Bunson            USA       200 West Street       Managing Director,          None         Less than 1% of the
                                      New York, NY          The Goldman Sachs                        outstanding shares
                                      10282                 Group, Inc.                              of Common Stock.
Michael H. Richardson       UK        26 New Street,        Partner,                    None         None
                                      St. Helier, Jersey,   Bedell Cristin
                                      JE4 3RA
Anthony J. Dessain          UK        26 New Street,        Partner,                    None         None
                                      St. Helier, Jersey,   Bedell Cristin
                                      JE4 3RA

                                                                         ANNEX B

ITEMS 2(D) AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 31,638,373 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, which are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of January 27, 2011. Upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On January 25, 2011, an aggregate of 6,993,711 shares of Common Stock were delivered to Covered Persons pursuant to the terms of restricted stock units and became Voting Shares. In addition, on January 25, 2011, 118,699 Other Shares that were formerly held in escrow for the benefit of certain Covered Persons were delivered to Covered Persons and became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                  NUMBER OF    PRICE PER
COVERED PERSON                    TRADE DATE        SHARES    SHARE (IN $)
--------------                -----------------   ---------   ------------
C. Howard Wietschner          December 17, 2010        500      150.0000
C. Howard Wietschner          December 17, 2010        600      155.0000
Justin G. Gmelich             December 17, 2010     15,000      160.0000
Jeffrey R. Currie              January 20, 2011      1,000      164.6321
Massimo Della Ragione          January 20, 2011      2,533      166.3550
Philippe J. Altuzarra          January 20, 2011        481      166.5200
David H. Voon                  January 21, 2011      1,100      165.0000
David H. Voon                  January 21, 2011      2,000      160.0000
David J. Greenwald             January 21, 2011      3,000      160.0000
Gregory A. Agran               January 21, 2011      7,100      160.0000
Jeffrey A. Resnick             January 21, 2011      2,500      160.0000
John A. Ashdown                January 21, 2011      8,000      160.0000
Lik Shuen David Chan           January 21, 2011     11,700      155.0000
Michael J. Graziano            January 21, 2011      5,000      160.0000
Peeyush Misra                  January 21, 2011      2,900      150.0000
Alain Marcus                   January 25, 2011      3,722      163.2500
Christoph W. Stanger           January 25, 2011      2,653      163.0104
Christopher Keogh              January 25, 2011      1,794      163.4110
Cyril Cottu                    January 25, 2011      4,290      163.2500
Dalinc Ariburnu                January 25, 2011      4,887      163.4959
Dalinc Ariburnu                January 25, 2011      5,342      163.4988
David G. Shell                 January 25, 2011      6,284      163.4616
David M. Marcinek              January 25, 2011      2,131      163.2500
David M. Ryan                  January 25, 2011      7,000      162.0000
Denise A. Wyllie               January 25, 2011      1,975      163.2500
Eric S. Jordan                 January 25, 2011      1,506      163.2500
Francois-Xavier de Mallmann    January 25, 2011      5,024      162.1788
Gilberto Pozzi                 January 25, 2011      2,687      163.2500
Gonzalo R. Garcia              January 25, 2011        767      163.2500
Gregg J. Felton                January 25, 2011     34,653      162.4511
Guy E. Saidenberg              January 25, 2011      5,194      162.1955
Hughes B. Lepic                January 25, 2011     13,283      161.9324
James A. McNamara              January 25, 2011      5,677      163.0039
James V. Covello               January 25, 2011      3,669      163.2500
Jean Raby                      January 25, 2011      8,393      163.2500
Jeffrey W. Schroeder           January 25, 2011     18,816      163.1169
Johannes M. Boomaars           January 25, 2011      2,453      163.2500
John J. McCabe                 January 25, 2011        535      162.4837

                                                  NUMBER OF    PRICE PER
COVERED PERSON                    TRADE DATE        SHARES    SHARE (IN $)
--------------                -----------------   ---------   ------------
Jonathan M. Meltzer            January 25, 2011      4,257      163.2500
Julian Salisbury               January 25, 2011      4,433      161.9267
Kaysie P. Uniacke              January 25, 2011      4,323      164.1707
Matthew F. Mallgrave           January 25, 2011      5,662      162.0736
Matthew R. Gibson              January 25, 2011        416      162.7009
Michael J. Richman             January 25, 2011      1,497      163.2500
Patrick S. McClymont           January 25, 2011      1,073      161.9565
Paul J. Huchro                 January 25, 2011      7,886      162.2180
Peeyush Misra                  January 25, 2011     11,388      162.0000
Peter C. Oppenheimer           January 25, 2011        948      162.0958
Peter C. Russell               January 25, 2011      1,000      161.9860
Peter E. Scialla               January 25, 2011      2,173      162.1128
Philip R. Berlinski            January 25, 2011      4,092      161.7105
Philippe J. Altuzarra          January 25, 2011     23,804      163.2500
R. Martin Chavez               January 25, 2011      9,118      163.1958
Raanan A. Agus                 January 25, 2011     12,000      162.5657
Richard H. Powers              January 25, 2011      5,660      161.5868
Richard J. Gnodde              January 25, 2011     10,263      161.9505
Samuel J. Wisnia               January 25, 2011      5,853      160.4570
Samuel J. Wisnia               January 25, 2011      6,435      160.3754
Sheila H. Patel                January 25, 2011      3,890      161.6745
Stephen Branton-Speak          January 25, 2011      7,966      163.5452
Stephen J. McGuinness          January 25, 2011     23,184      163.2961
Steven M. Barry                January 25, 2011      5,740      163.2300
Steven M. Bunson               January 25, 2011      2,904      163.3017
Steven N. Cho                  January 25, 2011      5,378      163.2500
Suhail A. Sikhtian             January 25, 2011      1,100      160.6109
Susan J. Scher                 January 25, 2011      3,183      162.0693
Thomas D. Teles                January 25, 2011      5,150      162.2696
Todd W. Leland                 January 25, 2011      2,000      162.3747
William D. Anderson Jr         January 25, 2011      3,329      163.2500
Andre Laport Ribeiro           January 26, 2011     10,127      161.5011
C. Howard Wietschner           January 26, 2011      1,000      162.4000
Christopher G. French          January 26, 2011      2,193      162.3170
Daniel L. Dees                 January 26, 2011     14,985      161.4800
David A. Lehman                January 26, 2011        100      161.3900
David A. Lehman                January 26, 2011        100      161.5050
David A. Lehman                January 26, 2011        100      161.5400
David A. Lehman                January 26, 2011        100      161.5700
David A. Lehman                January 26, 2011        118      162.4300
David A. Lehman                January 26, 2011        152      161.4200
David A. Lehman                January 26, 2011        182      162.4600
David A. Lehman                January 26, 2011        200      161.3800
David A. Lehman                January 26, 2011        200      161.5500
David A. Lehman                January 26, 2011        200      161.5800
David A. Lehman                January 26, 2011        200      162.4400
David A. Lehman                January 26, 2011        200      162.4500
David A. Lehman                January 26, 2011        348      161.4300
David A. Lehman                January 26, 2011        350      161.4100
David A. Lehman                January 26, 2011        400      161.4000
David A. Lehman                January 26, 2011        400      161.5300
David A. Lehman                January 26, 2011        450      161.4500
David A. Lehman                January 26, 2011        493      161.5100
David A. Lehman                January 26, 2011        600      162.4450

                                                  NUMBER OF    PRICE PER
COVERED PERSON                    TRADE DATE        SHARES    SHARE (IN $)
--------------                -----------------   ---------   ------------
David A. Lehman                January 26, 2011      1,500      162.4100
David A. Lehman                January 26, 2011      2,700      161.5000
David A. Lehman                January 26, 2011      3,200      162.4000
Gavin G. O'Connor              January 26, 2011      5,738      161.6046
J. Richard Suth                January 26, 2011      3,000      161.2015
Jason H. Ekaireb               January 26, 2011      1,000      162.5590
John W. McMahon                January 26, 2011      5,000      161.7954
Jonathan A. Beinner            January 26, 2011     12,261      161.3482
Kaysie P. Uniacke              January 26, 2011        309      161.6800
Kenichi Nagasu                 January 26, 2011      3,562      161.6800
Kevin A. Quinn                 January 26, 2011      4,541      162.4233
Kevin P. Connors               January 26, 2011      3,879      161.6800
R. Martin Chavez               January 26, 2011        684      161.6800
Richard H. Powers              January 26, 2011      4,860      162.5000
Shigeki Kiritani               January 26, 2011     20,000      161.6800
Stephan J. Feldgoise           January 26, 2011      3,874      162.4596
Steven M. Barry                January 26, 2011        178      161.6800
Thomas C. Morrow               January 26, 2011      7,398      161.7927
Alastair J. Hunt               January 27, 2011      3,117      163.9894
Alison J. Mass                 January 27, 2011     13,538      164.0500
Ashok Varadhan                 January 27, 2011     31,575      164.0738
C. Howard Wietschner           January 27, 2011        500      163.8920
Dominic A. Wilson              January 27, 2011      3,281      163.2232
Donald J. Truesdale            January 27, 2011      6,581      163.8710
Eiji Ueda                      January 27, 2011      3,000      163.8000
Frank L. Coulson, Jr.          January 27, 2011      1,000      163.7920
Frank L. Coulson, Jr.          January 27, 2011      1,000      163.8800
Frederick Towfigh              January 27, 2011      7,084      161.1300
Gregg J. Felton                January 27, 2011     13,845      163.3910
J. Richard Suth                January 27, 2011      2,429      163.9055
James B. Clark                 January 27, 2011      6,741      164.0735
Jason G. Cahilly               January 27, 2011        700      162.5000
Jason H. Ekaireb               January 27, 2011      1,000      163.5130
Jeffrey M. Tomasi              January 27, 2011      1,000      164.0000
John J. Lauto                  January 27, 2011      1,500      164.0000
John J. McGuire, Jr.           January 27, 2011      1,836      164.0091
Kenneth L. Hirsch              January 27, 2011      2,500      164.0076
Luke A. Sarsfield III          January 27, 2011        544      163.9500
Michael J. Grimaldi            January 27, 2011      3,276      163.5277
Nicholas F. Burgin             January 27, 2011      5,000      163.9000
Paul Walker                    January 27, 2011        535      163.9000
Philippe J. Altuzarra          January 27, 2011      6,224      163.8317
Philippe J. Altuzarra          January 27, 2011      6,422      164.0050
Raanan A. Agus                 January 27, 2011     12,990      163.5069
Stuart Riley                   January 27, 2011     10,882      164.0000
Susan A. Willetts              January 27, 2011      6,884      163.9989
William J. Conley Jr           January 27, 2011      1,000      164.0000

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons or through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                  NUMBER OF    PRICE PER
COVERED PERSON                    TRADE DATE        SHARES    SHARE (IN $)
--------------                -----------------   ---------   ------------
Muneer A. Satter               January 25, 2011     23,264      162.0300
Jon A. Woodruff                January 26, 2011      2,500      162.3912

The Covered Person listed below participates in the Common Stock fund of The Goldman Sachs 401(k) Plan. This Covered Persons acquired interests in the Common Stock fund representing the number of Other Shares set forth below:

                                                  NUMBER OF    PRICE PER
COVERED PERSON                 TRANSACTION DATE     SHARES    SHARE (IN $)
--------------                -----------------   ---------   ------------
Vivek Bohra                    January 25, 2011         19        161.98

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                               NUMBER   STRIKE     SALES      NUMBER    NUMBER OF
                                                 OF      PRICE     PRICE    OF SHARES     SHARES
COVERED PERSON             DATE OF EXERCISE   OPTIONS   (IN $)    (IN $)       SOLD      RETAINED
--------------            -----------------   -------   ------   --------   ---------   ---------
Martin Cher                January 25, 2011       380    91.61   163.2500         380           0
Peter D. Selman            January 27, 2011       575    78.87   163.8435         575           0
Frank L. Coulson, Jr.      January 27, 2011     1,000    91.61   163.8400       1,000           0
Frank L. Coulson, Jr.      January 27, 2011     1,000    91.61   163.8800       1,000           0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                                   NUMBER OF   ACQUISITION OR
COVERED PERSON                   TRANSFER DATE       SHARES      DISPOSITION
--------------                 -----------------   ---------   --------------
E. Gerald Corrigan              January 24, 2011      6,000      Disposition
Elizabeth E. Robinson           January 25, 2011      1,578      Disposition
Patrick Tassin de Nonneville    January 25, 2011     12,573      Disposition
Esta E. Stecher                 January 26, 2011      2,764      Disposition

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                                                           STRIKE
                              INSTRUMENT AND   NUMBER OF    PRICE
COVERED PERSON                   POSITION        SHARES    (IN $)     MATURITY DATE
--------------                --------------   ---------   ------   -----------------
Peter C. Aberg                Call Written        3,000      220     January 19, 2013
Peter C. Aberg                Call Written        7,000      200     January 19, 2013
John A. Ashdown               Call Written        5,000      170      April 16, 2011
Lik Shuen David Chan          Call Written       24,700      165     January 21, 2012
Francois-Xavier de Mallmann   Call Written        3,000      180      April 16, 2011
Timur F. Galen                Call Written        3,300      180      April 16, 2011
David J. Greenwald            Call Written        1,000      170      April 16, 2011
Andrew J. Kaiser              Call Written        1,500      180       July 16, 2011
Andrew J. Kaiser              Call Written        1,500      180     January 21, 2012
Hughes B. Lepic               Call Written       50,000      170      April 16, 2011
Gwen R. Libstag *             Call Written        5,000      180     January 21, 2012
Sanjeev K. Mehra              Call Written       27,000      175      April 16, 2011
Marc O. Nachmann              Call Written          500      165      April 16, 2011
Muneer A. Satter              Put Purchased         300       90     January 21, 2012
Muneer A. Satter *            Put Purchased       1,800       90     January 21, 2012
C. Howard Wietschner          Call Written          500      155      March 19, 2011

* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

                                        By: /s/ Beverly L. O'Toole
                                            ------------------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                 Description
-------   ----------------------------------------------------------------------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   D.     Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

   E.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   F.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   G.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   H.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   I.     Amended and Restated Shareholders' Agreement, effective as of January
          22, 2010 (incorporated by reference to Exhibit 10.6 to GS Inc.'s
          Annual Report on Form 10-K for the fiscal year ended December 31, 2009
          (File No. 001-14965)).

   J.     Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and GS Inc. (incorporated by reference to Exhibit O to
          Amendment No. 71 to the Initial Schedule 13D, filed October 1, 2008
          (File No. 005-56295)).